EXHIBIT 21

Name	Jurisdiction of Incorporation

Analogic Limited	Massachusetts
Analogic Foreign Sales Corporation	U.S. Virgin Islands
Analogic Holding Luxembourg Sarl	Luxembourg
Analogic Securities Corporation	Massachusetts
Anadventure II Corporation	Massachusetts
Ana/dventure 3 Corporation	Massachusetts
Anadventure Delaware Corporation	Delaware
ANEXA Corporation	Massachusetts
Anatel Communications Corporation	Massachusetts
ANRAD Corporation	Province of Nova Scotia, Canada
B-K Medical Holding ApS	Denmark
B-K Medical Systems ApS	Denmark
Camtronics Foreign Sales Corporation	U.S. Virgin Islands
Camtronics Medical Systems, Inc.	Province of Ontario, Canada
Camtronics Medical Systems, Ltd.	Wisconsin
International Security Systems Corporation	Massachusetts
SKY COMPUTERS, Inc.	Massachusetts
SKY Limited	England
Sound Technology, Inc.	Pennsylvania
VMI Medical Inc.	Province of Ontario, Canada
FTNI Inc.	Province of Quebec, Canada